UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to
Commission File Number 001-38730

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
The Savings Program for Employees of Praxair Puerto Rico B.V. and
Its Participating Subsidiary Companies
P.O. Box 307
Gurabo, Puerto Rico 00778

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Linde plc

Forge
43 Church Street West
Woking, Surrey GU21 6HT
United Kingdom

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Index

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Administrative Committee, Plan Administrator, and Plan Participants
The Savings Program for Employees of Praxair Puerto Rico B.V. and
Its Participating Subsidiary Companies

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Plan”) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) (Schedule H – Line 4i) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2020.

/s/ CohnReznick LLP

Hartford, Connecticut

June 28, 2023

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Statements of Net Assets Available for Benefits
as of December 31, 2022 and 2021

______________________________________________________________________________________________________

	December 31,
	2022	2021
Assets:
Investments, at fair value (Note 5):	$7,975,432	$8,895,632
Receivables:
Employer contributions	4,828	4,093
Participant contributions	10,668	8,548
Dividends and interest	1,893	7
Notes receivable from participants	380,424	442,986
Total Receivables	397,813	455,634
Total Assets	8,373,245	9,351,266
Liabilities:
Accrued expenses	20,187	20,054
Total Liabilities	20,187	20,054
Net Assets Available for Benefits	$8,353,058	$9,331,212
The accompanying notes are an integral part of these financial statements.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2022
______________________________________________________________________________________________________

Additions to (Deductions from) Net Assets
Contributions:
Participants	$289,109
Employer	134,371
Total contributions	423,480
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	(922,762)
Dividends and interest	120,875
Total net investment income (loss)	(801,887)
Interest on notes receivable from participants	28,493

Benefit payments to participants	(628,240)
Total deductions	(628,240)
Net Increase (Decrease) In Net Assets Available for Benefits	(978,154)

Net Assets Available for Benefits
Beginning of year	9,331,212
End of year	$8,353,058
The accompanying notes are an integral part of these financial statements.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2022 and 2021

Note 1 - Inception of the Plan
The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Plan”) was established on March 1, 1995 by Praxair Puerto Rico B.V.
Effective May 20, 2022, Praxair Puerto Rico B.V. legally changed its name to Linde Puerto Rico B.V. (the "Company").The Company is a subsidiary of Linde plc (“Linde”).
Note 2 - Description of the Plan
The Plan is a tax-qualified retirement plan. The following is a general description of the Plan. Participants should refer to the Plan document, as amended by the Popular Master Defined Contribution Retirement Plan Profit Sharing Plan with Cash or Deferred Arrangement Plan Adoption Agreement effective August 22, 2014 for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan and is administered by the Administrative Committee of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Administrator”).
The Trustee and recordkeeper of the Plan's assets is Banco Popular de Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.
Plan Amendments
Amendments made to the Plan in 2022 include:
(i) The adoption of relief provisions related to declared disaster distributions (see Withdrawals and Distributions).
(ii) Effective November 17, 2022, the payroll frequency for all employees was changed to bi-weekly.
Eligibility
An employee of the Company is eligible to participate in the Plan if he or she is a minimum of 18 years of age and has completed 90 days of service. The Plan excludes leased, temporary, part-time, and casual employees.
Contributions
Participant contributions to the Plan are made through payroll deductions. Plan participants generally may elect to contribute a percentage of their eligible compensation on either a before-tax and/or after-tax basis. Participants’ before-tax contributions are limited to an annual statutory amount, which amounted to $15,000 in 2022.
Participants who reach age 50 by the close of the Plan year are eligible to make catch-up contributions. Catch-up contributions are limited to $1,500 per Plan year (or such other limit as may be imposed through amendment to the Puerto Rico Internal Revenue Code for a New Puerto Rico, as amended (“2011 PR Code”)). No matching contributions will be made with respect to such catch-up contributions.
For participants employed by the Company prior to October 1, 2012, the Plan provides for a Company matching contribution equal to 70% of the first 2.5% of a participant’s eligible compensation contributed to the Plan and 40% of the next 5% of the participant’s eligible compensation contributed to the Plan. For participants hired on or after October 1, 2012, the Company will make a matching contribution equal to 100% of the first 5% of a participant's eligible compensation contributed to the Plan. Company matching contributions to the Plan are made in cash and are invested in accordance with each participant’s investment direction.
Participants’ Account Activity
Participant accounts are credited with participant and Company contributions and investment returns which are based upon each participant’s investment direction. Participant accounts are charged for withdrawals. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Employees are fully vested at all times in their own contributions, company matching contributions, and rollover contributions. In the event of termination of employment from the Company, Plan participants receive all amounts credited to their accounts.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2022 and 2021

Investment Options
Plan participants may direct the investment of their Plan accounts among various investment options offered by the Plan listed below:
•Mutual funds
•Linde plc ordinary shares
•Cash equivalents
Participants may change the investment election of their contributions and existing balances on a daily basis.
Withdrawals and Distributions
Plan participants may generally withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan's provisions), may withdraw before-tax contributions. Actively employed participants may begin receiving distributions of pre-tax contributions at age 59 1/2.
On September 17, 2022, the Hacienda issued Circular Letter of Internal Revenue No. 22-13, which allowed for eligible distributions to be made from the Puerto Rico qualified retirement plans to Puerto Rico residents at preferential tax rates. No. 22 -13 was established following the state of emergency issued from the passage of Tropical Storm Fiona through Puerto Rico. Effective October 14, 2022, Plan Management amended the Plan for the associated relief provision.
Notes Receivable from Participants (Participant Loans)
The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Participants are permitted to have only one loan outstanding at any time. Certain other restrictions apply, as defined in the Plan.
Participant loans are repaid during fixed terms not to exceed five years (ten years if used to purchase a primary residence). Principal and interest are paid ratably, generally through payroll deductions. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate since Plan inception of 9%. A loan origination fee of $125 is charged to the participant’s account for each new loan.
Participant loans are carried at unpaid principal balance plus accrued but unpaid interest. No allowances for credit losses have been recorded as of December 31, 2022 and 2021. Delinquent participant loans are recorded as a distribution in accordance with the terms of the Plan and applicable law.
Rollovers
Rollovers represent transfers of account balances of certain participants into certain investments of the Plan from other qualified plans or from individual retirement accounts. There were no rollovers into the Plan during the Plan years ended December 31, 2022 or 2021.
Unclaimed Benefits and Forfeitures
The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at such time as the Administrator has made the determination. However, the forfeiture will be restored to the participant's account by the Administrator if such participant subsequently makes a valid claim for the benefit. There were no benefits payable as of December 31, 2022 or 2021.
Note 3 - Summary of Significant Accounting Policies
Method of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2022 and 2021

Payment of Benefits
Benefits are recorded when paid.
Investment Valuation and Income Recognition
Plan investments are reported at fair value which is determined based upon quoted market prices or using observable market based inputs, other than quoted market prices, for similar investments. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.
Note 4 - Risks and Uncertainties

The Plan provides for various investment options that invest in any combination of Linde ordinary shares, mutual funds, and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 5 - Fair Value Measurements
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities
Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable
Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions) and significant to the fair value measurement
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following tables summarize investment assets measured at fair value at December 31, 2022 and 2021. During the years presented, there have been no transfers of assets between Levels 1, 2 and 3 as defined above:

	Investment Assets at Fair Value at December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual Funds	$2,787,948	$—	$—	$2,787,948
Linde plc Ordinary Shares	4,719,825	—	—	4,719,825
Cash Equivalents	467,659	—	—	467,659
Total Investments, at Fair Value	$7,975,432	$—	$—	$7,975,432

	Investment Assets at Fair Value at December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual Funds	$3,448,679	$—	$—	$3,448,679
Linde plc Ordinary Shares	5,234,904	—	—	5,234,904
Cash Equivalents	212,049	—	—	212,049
Total Investments, at Fair Value	$8,895,632	$—	$—	$8,895,632

There are no plan liabilities required to be recorded at fair value at December 31, 2022 and 2021.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2022 and 2021

The following is a description of the valuation methodologies for the Plan assets measured at fair value. There have been no changes to the methodologies used at December 31, 2022 and 2021.
Mutual Funds – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest in marketable equity securities with companies that have large and small market capitalizations, fixed income securities within the domestic market, and international marketable equity securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and is therefore classified as Level 1 within the valuation hierarchy.
Linde plc Ordinary Shares – Linde plc ordinary shares are valued at quoted closing market prices from a national securities exchange and are classified as Level 1 within the valuation hierarchy.
Cash Equivalents – This class consists of short-term money market investments and cash equivalents. Due to the short-term maturities of these investments, cash equivalents are valued at cost, which approximates fair value. Cash equivalents are classified as Level 1 within the fair value hierarchy.
Note 6 - Tax Status
The Plan qualifies under section 1081.01 of the 2011 PR Code and complies with all applicable requirements of both Title I of ERISA and the 2011 PR Code. The Plan is comprised of the Banco Popular Master Defined Contribution Retirement Plan and received a favorable determination letter from the Hacienda dated February 12, 2013. The Plan administrator believes that in design and operation, the Plan continues to operate in compliance with applicable law.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 7 - Plan Expenses
Fees incurred by the Plan for investment management services are included in the net appreciation (depreciation) in fair value of investments. Transfer taxes and other costs and expenses, if any, except for administrative costs of the Company associated with the sale and transfer of Linde plc ordinary shares, are deducted from the sale proceeds or charged to the participant account (for purchases). For the year ended December 31, 2022, the Company paid all costs of Plan administration and expenses of collecting and distributing amounts from and to the participants. Amounts paid by the Company for Plan expenses during 2022 were insignificant.
Note 8 - Parties-in-Interest Transactions
Certain Plan investments are time deposits held with Banco Popular de Puerto Rico. Banco Popular de Puerto Rico is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments include ordinary shares of Linde plc, the Company’s parent company; therefore, these transactions, and associated dividend income, qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.
As of December 31, 2022, the Plan held 14,470 ordinary shares of Linde stock, with a total fair value of $4,719,825. As of December 31, 2021, the Plan held 15,111 ordinary shares of Linde stock, with a total fair value of $5,234,904. For the year ended December 31, 2022, the Plan purchased and sold $298,490 and $517,562 of the Company’s stock, respectively. For the year ended December 31, 2021, the Plan purchased and sold $221,137 and $1,061,228 of the Company’s stock, respectively. During 2022, the Plan received dividend income on Company stock totaling $119,035. Transactions involving the Company’s stock qualify as party-in-interest transactions under the provisions of ERISA.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2022 and 2021
Note 9 - Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan's provisions to terminate the Plan at its sole discretion. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries). Participants will also become 100% vested in their employer contributions.
Note 10 - Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
EIN: 66-0605193, Plan Number: 001
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2022

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Linde plc Ordinary Shares	Ordinary Shares	**	$4,719,825
	Vanguard 500 Index Fund	Mutual Fund	**	900,683
	American Funds Washington Mutual Investors Fund	Mutual Fund	**	693,204
	Federated Government Obligations	Money Market Fund	**	357,021
	BlackRock Total Return Fund	Mutual Fund	**	240,686
	T Rowe Price Retirement 2030 Fund	Mutual Fund	**	174,361
	T Rowe Price Retirement 2050 Fund	Mutual Fund	**	144,193
	T Rowe Price Retirement 2035 Fund	Mutual Fund	**	135,554
	T Rowe Price Retirement 2040 Fund	Mutual Fund	**	129,283
*	Banco Popular Puerto Rico Time Deposit	Cash Equivalent	**	110,638
	Harbor Capital Appreciation Fund	Mutual Fund	**	104,180
	T Rowe Price Retirement 2045 Fund	Mutual Fund	**	91,238
	T Rowe Price Retirement 2055 Fund	Mutual Fund	**	60,330
	Delaware Small Cap Fund	Mutual Fund	**	31,195
	T Rowe Price Retirement 2060 Fund	Mutual Fund	**	26,773
	T Rowe Price Retirement 2025 Fund	Mutual Fund	**	26,204
	American Funds EuroPacific Growth Fund	Mutual Fund	**	19,571
	T Rowe Price Retirement 2020 Fund	Mutual Fund	**	8,913
	T Rowe Price Retirement 2010 Fund	Mutual Fund	**	543
	Allspring Government Securities Fund	Mutual Fund	**	535
	T Rowe Price Retirement 2015 Fund	Mutual Fund	**	461
	American Funds The Bond Fund	Mutual Fund	**	41
	Total investments, at fair value			7,975,432
*	Participant loans	Interest rate of 9%, various maturities		380,424
	Total investments, at fair value and participant loans			$8,355,856

*	Party-in-interest as defined by ERISA

**	Cost information is not required for participant directed investments and, therefore, is not included
See Report of Independent Registered Public Accounting Firm

Index to Exhibits

Exhibit No.	Description

23.01	Consent of Independent Registered Public Accounting Firm

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Date: June 28, 2023	By:	/s/ Claudia Carvalho
Claudia Carvalho
General Manager, Carribean Region
Member of the Administrative
Committee of The Savings Program for Employees
of Praxair Puerto Rico B.V. and Its Participating
Subsidiary Companies

(On behalf of the Plan)